Mail Stop 4-06

April 21, 2005


Jim Miller - Chief Executive Officer
Imageware Systems, Inc.
10883 Thornmint Road
San Diego, CA  92127


	RE:	Imageware Systems, Inc. (File No. 001-15757)
		Form 10-K: For the Fiscal Year Ended December 31, 2004

Dear Mr. Miller;

      We have reviewed the above mentioned filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K:  For the Fiscal Year Ended December 31, 2004

Audited Financial Statements

Note 2.  Summary of Significant Accounting Policies - Revenue
Recognition
1. We note that a number of the Company`s contracts are with government agencies. Supplementally tell us how you considered paragraphs 32 - 33 of SOP 97-2 in accounting for fiscal funding clauses included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and product you provide.
2. Supplementally explain each revenue stream and the related revenue recognition policy for each revenue source (i.e., long-term contracts involving customization, license fees, maintenance agreements, multi-element arrangements and other software sales). Cite the accounting literature that supports each policy and at a minimum, address the applicability of SOP 97-2, SOP 81-1, SAB 104, EITF 00-21 and EITF 03-05 in your response. We may have further comments based on your response.
3. Explain how you identify the elements included in a software arrangement (i.e., software license, support, training, consulting, etc) and how you establish VSOE for each of the elements in a multiple element arrangements. Clarify whether or not you apply the residual method of accounting to your arrangements and the basis for that accounting. In this regard, address the extent to which you have established VSOE for each of the undelivered elements.

Note 17.  Subsequent Events
4. We note that the Company sold your wholly-owned, Singapore subsidiary on March 3, 2005. Supplementally tell us how you considered paragraphs 30 and 42-43 of SFAS 144 in determining that classification of the operations of Digital Imaging Asia Pacific as discontinued operations was not warranted at December 31, 2004.

      As appropriate, please respond to these comments via EDGAR within 10 business days of the date of this letter. You may request additional time to respond, as necessary. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Megan Akst, Staff Accountant, at (202) 942-
1793
or Kathleen Collins, the Branch Chief who supervised this review, at
(202) 942-2814 if you have questions regarding comments on the financial statements and related matters, or me at (202) 942-1800 with any other questions.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant
??

??

??

??

Imageware Systems, Inc.
April 21, 2005
Page 3 of 3